

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2020

Tony Kalajian
Chief Accounting Officer
Oncocyte Corporation
15 Cushing
Irvine, CA 92618

Re: Oncocyte Corporation
Form 8-K
Exhibit Nos. 2.1   Subscription and Stock Purchase Agreement, dated September 4, 2019, among OncoCyte Corporation, Encore Clinical, Inc., and Razor Genomics Inc.

10.2   Development Agreement, dated September 30, 2019, among OncoCyte Corporation, Encore Clinical, Inc., and Razor Genomics Inc.

10.3   Sublicense and Distribution Agreement, dated September 30, 2019, among OncoCyte Corporation, Encore Clinical, Inc., and Razor Genomics Inc.

10.4   Laboratory Services Agreement, dated August 15, 2015, as amended, among OncoCyte Corporation, Encore Clinical, Inc., and Razor Genomics Inc.

Filed October 3, 2019
File No. 001-37648

Form 8-K
Exhibit No. 10.1 - First Amendment to Loan and Security Agreement, dated October 17, 2019, between OncoCyte Corporation and Silicon Valley Bank
Filed October 21, 2019
File No. 001-37648

Dear Mr. Kalajian:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance